UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: August 2015

Commission File Number: 000-51116

Ku6 Media Co., Ltd.
(Exact name of registrant as specified in its charter)

Building 6, Zhengtongchuangyi Centre
No. 18, Xibahe Xili, Chaoyang District
Beijing 100028, People’s Republic of China
Fax number: +86 10 5758-6834
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N.A.

On August 13, 2015, Ku6 Media Co., Ltd. (the “Company”) received a letter from The NASDAQ Stock Market (“NASDAQ”) notifying it that for the prior 30 consecutive business days, the Company’s listed securities failed to maintain a minimum market value of US$50,000,000, and the Company’s publicly held securities failed to maintain a minimum market value of $15,000,000, respectively. Consequently, deficiencies exist with regard to the requirements for continued listing pursuant to NASDAQ Listing Rule 5450(b)(2)(A) (the “MVLS Rule”) and NASDAQ Listing Rule 5450(b)(2)(C) (the “MVPHS Rule”).

NASDAQ further stated that in accordance with NASDAQ Listing Rules 5810(c)(3)(C) and 5810(c)(3)(D), the Company will be provided 180 calendar days, or until February 9, 2016, to regain compliance with the MVLS Rule and the MVPHS Rule. NASDAQ will deem the Company to have regained compliance under the MVLS Rule if at any time before February 9, 2016 the market value of the Company’s listed securities closes at US$50,000,000 or more for a minimum of ten consecutive business days. NASDAQ will deem the Company to have regained compliance under the MVPHS Rule if at any time before February 9, 2016 the market value of the Company’s publicly held securities closes at US$15,000,000 or more for a minimum of ten consecutive business days.

These notifications do not impact the listing and trading of the Company’s securities at this time. However, the NASDAQ letters also state that, if the Company does not regain compliance with the MVLS Rule or the MVPHS Rule by February 9, 2016, the Company will receive written notification from NASDAQ that the Company’s securities are subject to delisting. The Company is reviewing its options for regaining compliance with the MVLS Rule and MVPHS Rule and for remedying other future potential non-compliances with Nasdaq continued listing requirements, including the requirement to maintain a minimum bid price of at least $1.00 per share. There can be no assurance that the Company will be able to regain compliance with the MVLS Rule, MVPHS Rule or other Nasdaq continued listing requirements in a timely fashion.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ku6 Media Co., Ltd.

		By:	/s/ Jason Ma
		Name:	Jason Ma
		Title:	Acting Chief Financial Officer

Date:	August 14, 2015